

July 27, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (604) 648-8902

Lou Hilford
President and Chief Executive Officer
Kingston Mines Ltd.
106-1990 S.E. Kent Ave.
Vancouver, British Columbia V5P 4X5

>   **Re: Kingston Mines Ltd.**
>   **Amendment No. 2 to Registration Statement on Form SB-2**
>   **Filed July 7, 2006**
>   **File No. 333-133232**

Dear Mr. Hilford:

　　　We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Update the financial statements, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date of the registration statement.

Available Information, page 32

2. Delete your statement that the matters described in the prospectus are "qualified in their entirety by reference" to the registration statement and its exhibits, as it is inconsistent with Rule 411 of Regulation C.

Closing Comments

       You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or John Cash, Accounting Branch Chief, at (202) 551-3741 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.

                                       Sincerely,

                                       Pamela A. Long
                                       Assistant Director